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16014315

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 01 2016
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 68222

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **IMS Health Capital, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4225 Executive Square, Suite 600
(No. and Street)

San Diego	California	92037
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel L. Ross (6190
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PMB Helin Donovan, LLP
(Name – *if individual, state last, first, middle name)*

5918 W. Courtyard Drive, Suite 500	**Austin**	**Texas**	**78730**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e) (2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JG

OATH OR AFFIRMATION

I, Daniel L. Ross, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **IMS Health Capital, Inc.**, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President and Chief Executive Officer
Title

Notary Public



MICHELLE L. BALTRUSH
COMM. #2001694
Notary Public-California
SAN DIEGO COUNTY
My Comm. Exp. DEC. 21, 2016

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ■ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

IMS Health Capital, Inc.

(A Wholly Owned Subsidiary of IMS Health, Inc.)

Financial Statements and Supplemental Schedules
(With Report of Independent Registered Public
Accounting Firm Thereon)

December 31, 2015


PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

IMS Health Capital, Inc.
(A Wholly Owned Subsidiary of IMS Health, Inc.)
Index to Financial Statements and Supplemental Schedules
December 31, 2015

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
IMS Health Capital, Inc.

We have audited the accompanying statement of financial condition of IMS Health Capital, Inc. (the "Company") as of December 31, 2015, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matters

The Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the Reconciliation with Company's Computation (Included in Part II of Form X-17A-5) (collectively the "Supplemental Schedules") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Schedules are the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Schedules. In forming our opinion on the Supplemental Schedules, we evaluated whether they, including their form and content, are presented in conformity with Rule 17a-5 of the Securities and Exchange Commission. In our opinion, the Supplemental Schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

PMB Helin Donovan, LLP

Austin, Texas
February 24, 2016

5918 West Courtyard Drive, Suite 500 • Austin, TX 78730
tel (512) 258-9670 • fax (512) 258-5895
PMB HELIN DONOVAN, LLP A MEMBER OF RUSSELL BEDFORD INTERNATIONAL
WWW.PMBHD.COM
LOCATIONS IN ILLINOIS, CALIFORNIA, TEXAS & WASHINGTON

IMS Health Capital, Inc.

Statement of Financial Condition

December 31, 2015

Assets:		
Cash and cash equivalents	$	504,838
Accounts receivable		147,188
Prepaid expenses and other current assets		7,948
Goodwill		60,266
Total assets	$	720,240
Liabilities and Stockholder's Equity		
Accounts payable and accrued expenses	$	24,710
Due to IMS Health, Inc.		126,517
Deferred revenue		162,500
Total liabilities		313,727
Stockholder's equity:		
Common stock, 1,000,000 shares authorized with $0.02 par value, 3,500 issued and outstanding		70
Additional paid-in capital		161,244
Retained earnings		245,199
Total stockholder's equity		406,513
Total liabilities and stockholder's equity	$	720,240

See notes to financial statements and report of independent registered public accounting firm.

IMS Health Capital, Inc.

Statement of Operations

For the Year Ended December 31, 2015

Revenues:		
Consulting revenues	$	389,446
Services provided to IMS Health, Inc.		1,726,841
Total revenues		2,116,287
Operating expenses:		
Management fees - IMS Health, Inc.		1,541,940
Professional fees		64,787
FINRA and state registration and expenses		29,986
Other general and administrative expenses		116,496
Total operating expenses		1,753,209
Net income before income taxes		363,078
Income tax provision		131,674
Net income	$	231,404

See notes to financial statements and report of independent registered public accounting firm.

IMS Health Capital, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2015

	Shares	Capital Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2014	3,500	$ 70	$ 161,244	$ 13,795	$ 175,109
Net income	-	-	-	231,404	231,404
Balance at December 31, 2015	3,500	$ 70	$ 161,244	$ 245,199	$ 406,513

See notes to financial statements and report of independent registered public accounting firm.

IMS Health Capital, Inc.

Statement of Cash Flows

For the Year Ended December 31, 2015

Cash flows from operating activities:		
Net income	$	231,404
Adjustments to reconcile net income to net cash provided by operating activities:		
Change in assets and liabilities:		
Accounts receivable		(137,188)
Prepaid expenses and other current assets		5,002
Accounts payable and accrued expenses		13,900
Due to IMS Health, Inc.		119,089
Deferred revenue		162,500
Net cash provided by operating activities		394,707
Cash flows from investing activities:		-
Cash flows from financing activities:		-
Net increase in cash and cash equivalents		394,707
Cash and cash equivalents at beginning of year		110,131
Cash and cash equivalents at end of year	$	504,838
Supplemental disclosures of cash flow information:		
Income taxes paid	$	-
Interest paid	$	-

See notes to financial statements and report of independent registered public accounting firm.

Note 1 - Nature of Business

IMS Health Capital, Inc. ("IMSHC" or the "Company") is a wholly owned subsidiary of IMS Health, Inc. (IMS) and IMS is a wholly owned subsidiary of IMS Health Holdings, Inc., a publicly traded company on the NYSE under the ticker "IMS". IMS purchased the broker dealer, Kent International Holdings, Inc. ("Kent International" or "Kent") on February 12, 2014 and renamed the entity IMS Health Capital, Inc. Kent was originally incorporated in Nevada on March 20, 2009.

The Company is a licensed securities broker-dealer in California, Illinois, Massachusetts, New Jersey, New York, Pennsylvania, and Texas, and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). IMSHC operates two lines of business; private placements and advisor for mergers and acquisitions ("M&A") and other strategic transactions. The Company neither maintains customer accounts nor does it currently have any clearing arrangement.

Note 2 - Significant Accounting Policies

Basis of Accounting
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles whereby revenues are recognized in the period earned and expenses when incurred.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Goodwill
Goodwill is the excess consideration over the fair value of the assets acquired from Kent. The carrying value of goodwill is reviewed at least annually for possible impairment. The Company first assesses qualitative factors in order to determine if goodwill is impaired. If, through the qualitative assessment, it is determined that it is more likely than not that goodwill is not impaired, no further testing is required. If it is determined that it is more likely than not that goodwill is impaired, or if the Company elects not to first assess qualitative factors, the Company's impairment testing continues with the estimation of the fair value of goodwill at the reporting unit level using an income (discounted cash flow) approach that requires significant management judgment with respect to revenue and expense growth rates and the selection and use of an appropriate discount rate. No impairment losses were recognized during the year ended December 31, 2015.

Accounts Receivable
Accounts receivable are generally collected in full in the month following their accrual. Management records an allowance for bad debts on a collectability review of specific accounts. Any receivables deemed uncollectable are written off against the allowance. As of December 31, 2015 there was no allowance for uncollectable accounts recorded by the Company.

Revenue Recognition
The Company acts as an agent for private placements and records the contingent fees as revenues only after the individual transactions are completed and closed. The Company also acts as an advisor for M&A and other strategic transactions. For companies under engagement that are paying non-refundable retainer fees to IMSHC, non-recurring revenues are deferred until services are rendered while recurring revenues are recorded at the completion of each recurring cycle (e.g., monthly). Success fees are recorded as revenues after the transaction is completed and closed.

Financial Instruments and Credit Risk
Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents, accounts receivable and accounts payable and accrued expenses. As of December 31, 2015, the Company had cash balances of $504,838 exceeding federally insured limits.

Fair Value Measurements
The fair value of the Company's financial instruments reflects the amounts that the Company estimates to receive in connection with the sale of an asset or paid in connection with the transfer of a liability in an orderly transaction between market participants at the measurement date (exit price). The fair value hierarchy that prioritizes the use of inputs used in valuation techniques is as follows:

Level 1 – quoted prices in active markets for identical assets and liabilities;
Level 2 – observable inputs other than quoted prices in active markets, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data;
Level 3 – unobservable inputs reflecting management's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

The carrying amounts of the Company's financial instruments, which include cash and cash equivalents, accounts receivable and accounts payable and accrued expenses, approximate their fair values due to their short maturities.

Income Taxes
The results of operations for the Company are included in the consolidated federal income tax return of IMS. The Company has allocated its share of IMS's federal income tax expense or benefit in accordance with an intercompany tax allocation policy based on the separate return method. Any resulting provision or benefit for income taxes is recorded as a payable to or receivable from IMS. The Company accounts for income taxes using the asset and liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the asset or liability is expected to be realized or settled. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

In the ordinary course of business, there are many transactions for which the ultimate tax outcome is uncertain. The Company regularly assesses uncertain tax positions in each of the tax jurisdictions in which it has operations and accounts for the related financial statement implications. Unrecognized tax benefits are reported using the two-step approach under which tax effects of a position are recognized only if it is "more-likely-than-not" to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement of the tax position. Determining the appropriate level of unrecognized tax benefits requires the Company to exercise judgment regarding the uncertain application of tax law. The amount of unrecognized tax benefits is adjusted when information becomes available or when an event occurs indicating a change is appropriate. The Company includes interest and penalties related to its uncertain tax positions as part of income tax expense, if any.

The Company has not changed any of its tax accrual estimates. The Company files U.S. federal and U.S. state tax returns. The Company is no longer subject to income tax examinations relating to federal and state tax returns for years before 2014.

The Company is included in several state income tax returns with IMS and other U.S. affiliates.

Management Review

Management has evaluated the financial statements for subsequent events through the issuance date, February 24, 2016.

Recent Accounting Pronouncements

Accounting standards that have been issued or proposed by the Financial Accounting Standards Board ("FASB") or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Note 3 - Related Party Transactions

The Company has entered into a Management Services and Expense Sharing Agreement (ESA), dated February 12, 2014, with IMS. The Company is charged its allocable share of overhead and management services from IMS, which is settled through services provided by the Company back to IMS. The total allocable costs charged to the Company under the ESA for its share of overhead and management services from IMS and direct expenses paid by IMS on behalf of the Company totaled $1,726,841. These costs were subsequently alleviated through services provided to IMS and are reflected as service revenues on the statement of operations. IMS has adequate resources to cover the shared expenses; therefore, no adjustment to net capital is required.

The Company, IMS, and other affiliates are under common control and the existence of that control creates operating results and a financial position significantly different than if the companies were autonomous.

Note 4 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 12 to 1. At December 31, 2015, the Company had net capital and net capital requirements of $191,111 and $20,915, respectively. The Company's aggregate indebtedness to net capital ratio was 1.64 to 1.

The Company is exempt from the customer protection provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(i) of the Rule.

Note 5- Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company recorded no deferred taxes at December 31, 2015.

The Company's provision for income taxes differs from the expected tax expense (benefit) amount computed by applying the statutory federal income tax rate of 35% to income before income taxes as a result of the following:

Tax at U.S. statutory rate of 35%	$	127,077
Permanent differences		(560)
International taxes		5,157
Income tax provision	$	131,674

Management has reviewed all open tax years and has concluded that there is no impact on the Company's financial statements and no tax liability resulting from unrecognized tax benefits relating to uncertain income tax provisions taken or expected to be taken on a tax return.

IMS Health Capital, Inc.

Computation Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended December 31, 2015

Total stockholder's equity qualified for net capital	$	406,513
Deductions and/or charges		
Non-allowable assets:		
Accounts receivable		147,188
Prepaid expenses and other current assets		7,948
Goodwill		60,266
Total deductions and/or charges		215,402
Net capital before haircuts on securities		191,111
Haircuts on securities		-
Net capital	$	191,111
Aggregate indebtedness		
Accounts payable and accrued expenses and deferred revenue	$	313,727
Total aggregate indebtedness	$	313,727
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	20,915
Net capital in excess of minimum requirement	$	170,196
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$	159,738
Ratio of aggregate indebtedness to net capital		1.64 to 1

See notes to financial statements and report of independent registered public accounting firm.

IMS Health Capital, Inc.

Reconciliation with Company's Computation

(Included in Part II of Form X-17A-5 as of December 31, 2015)

Net capital, as reported in the Company's Part II (unaudited) FOCUS report filed with FINRA in January 2016	$	102,128
Audit adjustment to record amounts due to IMS Health, Inc.		(126,517)
Audit adjustment to recognize revenue previously deferred		215,500
Net capital per audit	$	191,111

See notes to financial statements and report of independent registered public accounting firm.

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REVIEW REPORT REGARDING THE EXEMPTIVE PROVISIONS OF RULE 15c3-3

To the Board of Directors of
IMS Health Capital, Inc.:

We have reviewed management's statements, included in the accompanying IMS Health Capital, Inc. Exemption Report, in which (1) IMS Health Capital, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c 3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) management stated that the Company met the identified exemption provisions throughout the year ended December 31, 2015 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 24, 2016

5918 West Courtyard Drive, Suite 500 • Austin, TX 78730
tel (512) 258-9670 • fax (512) 258-5895
PMB HELIN DONOVAN, LLP A MEMBER OF RUSSELL BEDFORD INTERNATIONAL
WWW.PMBHD.COM
LOCATIONS IN ILLINOIS, CALIFORNIA, TEXAS & WASHINGTON

Exemption Report
SEC Rule 17a-5 (d) (4)

February 24, 2016

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a 5 (d) (4):

- IMS Health Capital, Inc. is a broker-dealer registered with the SEC and FINRA.
- IMS Health Capital, Inc. claimed an exemption under paragraph (k)(2)(i) of Rule 15c3-3 for the fiscal year ended December 31, 2015.
- IMS Health Capital, Inc. is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(i) of the rule, of which the identity of the specific conditions are as follows:

> The provisions of the Customer protections Rule shall not be applicable to a broker or dealer who, carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for, or owe monies to, customers and effectuates all financial transactions between a broker or dealer and his customers through one or more accounts, each to be designated as "Special Account for the exclusive Benefit of Customers of IMS Health Capital, Inc."

- IMS Health Capital, Inc. has met the identified exemption provisions in paragraph (k)(2)(i) of Rule 15c3-3 throughout the period of January 1, 2015 through December 31, 2015, without exception.
- IMS Health Capital, Inc. has not recorded any exceptions to the exemptions provision in paragraph (k)(2)(i) of the Rule 15c3-3 for the period of January 1, 2015 through December 31, 2015.

The above statements are true and correct to the best of my and the firm's knowledge.



Daniel Ross, President and Chief Executive Officer

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member of
IMS Health Capital, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2015, which were agreed to by IMS Health Capital, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (cash disbursements journal), noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the period from Inception through December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the period from Inception December 31, 2015, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 24, 2016

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31, 20 15
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-68222 FINRA DEC

IMS Health Capital, Inc.

4225 Executive Square, Suite 600

La Jolla, CA 76034

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Robert Campbell 973-727-7379

2. A.	General Assessment (item 2e from page 2)		$ 0
B.	Less payment made with SIPC-6 filed (exclude interest)		(0)
	_______ Date Paid		
C.	Less prior overpayment applied		( )
D.	Assessment balance due or (overpayment)		0
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum		0
F.	Total assessment balance and interest due (or overpayment carried forward)		$ 0
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 0	
H.	Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

IMS Health Capital, Inc.
(Name of Corporation, Partnership or other organization)

Robert Campbell
(Authorized Signature)

Dated the 22nd day of February, 20 16.

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 20 15 and ending December 31, 20 15

Eliminate cents

Item No.

Item	Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,116,287
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Reimbursed Expenses & Non-Securities Related Income	2,116,287
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	0
Total deductions	2,116,287
2d. SIPC Net Operating Revenues	$ 0
2e. General Assessment @ .0025	$ 0

(to page 1, line 2.A.)

SIPC-7 Instructions

This form is to be filed by all members of the Securities Investor Protection Corporation whose fiscal years end March 31, 2010 thru December 31, 2010. The form together with the payment is due no later than 60 days after the end of the fiscal year, or after membership termination. Amounts reported herein must be readily reconcilable with the member's records and the Securities and Exchange Commission Rule 17a-5 report filed. Questions pertaining to this form should be directed to SIPC via e-mail at form@sipc.org or by telephoning 202-371-8300.

A. For the purposes of this form, the term "SIPC Net Operating Revenues" shall mean gross revenues from the securities business as defined in or pursuant to the applicable sections of the Securities Investor Protection Act of 1970 ("Act") and Article 6 of SIPC's bylaws (see page 4), less item 2c(9) on page 2.

B. Gross revenues of subsidiaries, except foreign subsidiaries, are required to be included in SIPC Net Operating Revenues on a consolidated basis except for a subsidiary filing separately as explained hereinafter.

If a subsidiary was required to file a Rule 17a-5 annual audited statement of income separately and is also a SIPC member, then such subsidiary must itself file SIPC-7, pay the assessment, and should not be consolidated in your SIPC-7.

SIPC Net Operating Revenues of a predecessor member which are not included in item 2a, were not reported separately and the SIPC assessments were not paid thereon by such predecessor, shall be included in item 2b(1).

C. Your General Assessment should be computed as follows:

(1) <u>Line 2a</u> For the applicable period enter total revenue based upon amounts reported in your Rule 17a-5 Annual Audited Statement of Income prepared in conformity with generally accepted accounting principles applicable to securities brokers and dealers. or if exempted from that rule, use X-17A-5 (FOCUS Report) Line 12, Code 4030.

(2) <u>Adjustments</u> The purpose of the adjustments on page 2 is to determine SIPC Net Operating Revenues.

(a) <u>Additions</u> Lines 2b(1) through 2b(7) assure that assessable income and gain items of SIPC Net Operating Revenues are totaled, unreduced by any losses (e.g., if a net loss was incurred for the period from all transactions in trading account securities, that net loss does not reduce other assessable revenues). Thus, line 2b(4) would include all short dividend and interest payments including those incurred in reverse conversion accounts, rebates on stock loan positions and repo interest which have been netted in determining line 2(a).

(b) <u>Deductions</u> Line 2c(1) through line 2c(9) are either provided for in the statue, as in deduction 2c(1), or are allowed to arrive at an assessment base consisting of net operating revenues from the securities business. For example, line 2c(9) allows for a deduction of either the total of interest and dividend expense (not to exceed interest and dividend income), as reported on FOCUS line 22/PART IIA line 13 (Code 4075), plus line 2b(4) or 40% of interest earned on customers' securities accounts (40% of FOCUS Line 5 Code 3960). Be certain to complete both line (i) and (ii), entering the greater of the two in the far right column. Dividends paid to shareholders are not considered "Expense" and thus are not to be included in the deduction. Likewise, interest and dividends paid to partners pursuant to the partnership agreements would also not be deducted.

If the amount reported on line 2c (8) aggregates to $100,000 or greater, supporting documentation must accompany the form that identifies these deductions. Examples of support information include; contractual agreements, prospectuses, and limited partnership documentation.

(i) Determine your SIPC Net Operating Revenues, item 2d, by adding to item 2a, the total of item 2b, and deducting the total of item 2c.

(ii) Multiply SIPC Net Operating Revenues by the applicable rate. Enter the resulting amount (but not less than the $150 minimum) in item 2e and on line 2A of page 1.

(iii) Enter on line 2B the assessment due as reflected on the SIPC-6 previously filed.

(iv) Subtract line 2B and 2C from line 2A and enter the difference on line 2D. This is the balance due for the period.

(v) Enter interest computed on late payment (if applicable) on line 2E.

(vi) Enter the total due on line 2F and the payment of the amount due on line 2G.

(vii) Enter overpayment carried forward (if any) on line 2H.

D. Any SIPC member which is also a bank (as defined in the Securities Exchange Act of 1934) may exclude from SIPC Net Operating Revenues dividends and interest received on securities in its investment accounts to the extent that it can demonstrate to SIPC's satisfaction that such securities are held, and such dividends and interest are received, solely in connection with its operations as a bank and not in connection with its operations as a broker, dealer or member of a national securities exchange. Any member who excludes from SIPC Net Operating Revenues any dividends or interest pursuant to the preceding sentence shall file with this form a supplementary statement setting forth the amount so excluded and proof of its entitlement to such exclusion.

E. <u>Interest on Assessments.</u> If all or any part of assessment payable under Section 4 of the Act has not been postmarked within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum on the unpaid portion of the assessment for each day it has been overdue.

F. Securities and Exchange Commission Rule 17a-5(e)(4) requires those who are not exempted from the audit requirement of the rule and whose gross revenues are in excess of $500,000 to file a supplemental independent public accountants report covering this SIPC-7 no later than 60 days after their fiscal year ends.

Mail this completed form to SIPC together with a check for the amount due, made payable to SIPC, using the enclosed return PO BOX envelope. If you would like to wire the assessment payment please fax a copy of the assessment form to (202)-371-6728 or e-mail a copy to form@sipc.org and request wire instructions.

From Section 16(9) of the Act:

The term "gross revenues from the securities business" means the sum of (but without duplication)—

(A) commissions earned in connection with transactions in securities effected for customers as agent (net of commissions paid to other brokers and dealers in connection with such transactions) and markups with respect to purchases or sales of securities as principal;

(B) charges for executing or clearing transactions in securities for other brokers and dealers;

(C) the net realized gain, if any, from principal transactions in securities in trading accounts;

(D) the net profit, if any, from the management of or participation in the underwriting or distribution of securities;

(E) interest earned on customers' securities accounts;

(F) fees for investment advisory services (except when rendered to one or more registered investment companies or insurance company separate accounts) or account supervision with respect to securities;

(G) fees for the solicitation of proxies with respect to, or tenders or exchanges of, securities;

(H) income from service charges or other surcharges with respect to securities;

(I) except as otherwise provided by rule of the Commission, dividends and interest received on securities in investment accounts of the broker or dealer;

(J) fees in connection with put, call, and other options transactions in securities;

(K) commissions earned for transactions in (i) certificates of deposit, and (ii) Treasury bills, bankers acceptances, or commercial paper which have a maturity at the time of issuance of not exceeding nine months, exclusive of days of grace, or any renewal thereof, the maturity of which is likewise limited, except that SIPC shall by bylaw include in the aggregate of gross revenues only an appropriate percentage of such commissions based on SIPC's loss experience with respect to such instruments over at least the preceding five years; and

(L) fees and other income from such other categories of the securities business as SIPC shall provide by bylaw.

Such term includes revenues earned by a broker or dealer in connection with a transaction in the portfolio margining account of a customer carried as securities accounts pursuant to a portfolio margining program approved by the Commission. Such term does not include revenues received by a broker or dealer in connection with the distribution of shares of a registered open end investment company or unit investment trust or revenues derived by a broker or dealer from the sales of variable annuities, the business of insurance, or transactions in security futures products.

From Section 16(14) of the Act:

The term "Security" means any note, stock, treasury stock, bond, debenture, evidence of indebtedness, any collateral trust certificate, preorganization certificate or subscription, transferable share, voting trust certificate, certificate of deposit, certificate of deposit for a security, or any security future as that term is defined in section 78c(a)(55)(A) of this title, any investment contract or certificate of interest or participation in any profit-sharing agreement or in any oil, gas or mineral royalty or lease (if such investment contract or interest is the subject of a registration statement with the Commission pursuant to the provisions of the Securities Act of 1933 [15 U.S.C. 77a et seq.]), any put, call, straddle, option, or privilege on any security, or group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase or sell any of the foregoing, and any other instrument commonly known as a security. Except as specifically provided above, the term "security" does not include any currency, or any commodity or related contract or futures contract, or any warrant or right to subscribe to or purchase or sell any of the foregoing.

From SIPC Bylaw Article 6 (Assessments):
Section 1(f):

The term "gross revenues from the securities business" includes the revenues in the definition of gross revenues from the securities business set forth in the applicable sections of the Act.

Section 3:

For purpose of this article:
(a) The term "securities in trading accounts" shall mean securities held for sale in the ordinary course of business and not identified as having been held for investment.
(b) The term "securities in investment accounts" shall mean securities that are clearly identified as having been acquired for investment in accordance with provisions of the Internal Revenue Code applicable to dealers in securities.
(c) The term "fees and other income from such other categories of the securities business" shall mean all revenue related either directly or indirectly to the securities business except revenue included in Section 16(9)(A)-(L) and revenue specifically excepted in Section 4(c)(3)(C)[Item 2c(1), page 2].

Note: If the amount of assessment entered on line 2e of SIPC-7 is greater than 1/2 of 1% of "gross revenues from the securities business" as defined above, you may submit that calculation along with the SIPC-7 form to SIPC and pay the smaller amount, subject to review by your Examining Authority and by SIPC.

SIPC Examining Authorities:

ASE American Stock Exchange, LLC
CBOE Chicago Board Options Exchange, Incorporated
CHX Chicago Stock Exchange, Incorporated
FINRA Financial Industry Regulatory Authority
NYSE, Arca, Inc.
NASDAQ OMX PHLX
SIPC Securities Investor Protection Corporation